ID.# 260356

82-34866

SOLBEC PHARMACEUTICALS LT

Appendix 4E

Preliminary final report

Name of entity

SOLBEC PHARMACEUTICALS LTD

ACN, ARBN or ARSN	Half yearly *(tick)*	Preliminary final *(tick)*	Financial year ended ('current period')
85 062 259 218		X	30 JUNE 2005

Results for announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities	down	84.5%	to	322
Profit (loss) from ordinary activities after tax attributable to members	up	799.1%	to	(2696)
Net profit (loss) for the period attributable to members	up	799.1%	to	(2696)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend	Nil	Nil
Interim dividend	Nil	Nil
Previous corresponding period	Nil	Nil

+Record date for determining entitlements to the dividend, Nil

Brief explanation of major changes to the results compared to the previous corresponding period

Revenues down on previous year. In 2004 revenue included disposals of investments and mining tenements.

The drop in revenue and increased expenditure on research and development has had the effect of increasing the losses compared to 2004.

05013343

NTA backing	Current period	Previous corresponding period
Net tangible asset backing per +ordinary security	1 cent	2.2 cents

dlw 12/19

SOLBEC PHARMACEUTICALS LT

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 12).

Identify other standards used	

2 This report, and the financial statements prepared under the Corporations Law (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on financial statements to which one of the following applies.

(Tick one)

- [ ] The financial statements have been audited.
- [ ] The financial statements have been subject to review.
- [x] The financial statements are in the process of being audited or subject to review.
- [ ] The financial statements have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Law.)*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 13th September 2005.

Company Secretary

Print name: John Sendziuk

SOLBEC PHARMACEUTICALS LT

Statement Of Financial Performance

For The Year Ended 30 June 2005

	Note	Consolidated Entity 2005 $	Parent 2005 $	Consolidated Entity 2004 $	Parent 2004 $
Revenue From Ordinary Activities	2(a)	**322,071**	**574,828**	**2,078,907**	**2,189,252**
Depreciation		(30,982)	(30,982)	(35,371)	(35,371)
Provision for doubtful debts		(122)	(240,022)	-	(170,529)
Amortisation of intangibles		(45,754)	(45,754)	(19,519)	(19,519)
Exploration and evaluation expenditure		-	-	-	-
Borrowing costs - interest expense		-	-	(2,897)	(2,897)
Research and development expenditure		(1,265,425)	(1,265,425)	(1,048,885)	(1,048,079)
Other expenses from ordinary activities	2 (b)	(1,676,228)	(1,676,318)	(1,654,037)	(1,654,037)
Loss From Ordinary Activities Before Income Tax		(2,696,440)	(2,683,673)	(681,802)	(741,180)
Income Tax Benefit Relating To Ordinary Activities	3	-	-	344,344	344,344
Loss From Ordinary Activities After Income Tax		**(2,696,440)**	**(2,683,673)**	**(337,458)**	**(396,836)**
Net loss		**(2,696,440)**	**(2,683,673)**	**(337,458)**	**(396,836)**
Attributable To Members Of Solbec Pharmaceuticals Ltd		**(2,696,440)**	**(2,683,673)**	**(337,458)**	**(396,836)**
Total revenues, expenses and valuation adjustments attributable to members of Solbec Pharmaceuticals Ltd recognised directly in equity		-	-	-	-
Total changes in equity other than those resulting from transactions with owners as owners		**(2,696,440)**	**(2,683,673)**	(337,458)	(396,836)
Basic earnings/(loss) per share - cents per share	23	(1.6)	(1.6)	(0.2)	(0.2)
Diluted earnings/(loss) per share - cents per share	23	(1.6)	(1.6)	(0.2)	(0.2)

SOLBEC
PHARMACEUTICALS LT

Statement Of Financial Position

As At 30 June 2005

	Note	Consolidated Entity 2005 $	Parent 2005 $	Consolidated Entity 2004 $	Parent 2004 $
CURRENT ASSETS					
Cash assets	21(a)	1,405,349	1,345,149	2,686,322	2,633,312
Receivables	4	142,473	131,957	231,167	224,799
Inventories	6	100,000	100,000	-	-
Other assets	5	39,128	39,128	27,903	27,903
Total Current Assets		1,686,950	1,616,234	2,945,392	2,886,014
NON-CURRENT ASSETS					
Property, plant and equipment	8	521,212	521,212	479,586	479,586
Financial assets	9	36,176	36,176	98,291	98,292
Intangible assets	12	153,850	153,850	39,036	39,036
Total Non-Current Assets		711,238	711,238	616,913	616,913
Total Assets		**2,398,188**	**2,327,472**	**3,562,305**	**3,502,927**
CURRENT LIABILITIES					
Payables	10	547,117	523,012	122,498	122,498
Provisions	11	58,901	58,901	36,154	36,154
Total Current Liabilities		606,018	581,913	158,652	158,652
Total Liabilities		606,018	581,913	158,652	158,652
Net Assets		**1,792,170**	**1,745,559**	**3,403,653**	**3,344,275**
EQUITY					
Contributed equity	13	17,138,366	17,138,366	16,053,409	16,053,409
Reserves	14	2,493,699	2,493,699	2,493,699	2,493,699
		19,632,065	19,632,065	18,547,108	18,547,108
Accumulated Losses	14(b)	(17,839,895)	(17,886,506)	(15,143,455)	(15,202,833)
Total Equity		**1,792,170**	**1,745,559**	**3,403,653**	**3,344,275**

SOLBEC PHARMACEUTICALS LT

Statement Of Cash Flows

For The Year Ended 30 June 2005

	Note	Consolidated Entity 2005 $	Parent 2005 $	Consolidated Entity 2004 $	Parent 2004 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from operations		214,647	467,404	148,469	148,469
Payments to suppliers and employees		(1,280,216)	(1,300,263)	(841,429)	(799,867)
Borrowing costs paid		-	-	(2,897)	(2,897)
Payments relating to research projects		(1,265,425)	(1,265,425)	(1,460,319)	(1,384,462)
Income Tax refunds		-	-	344,344	344,344
Interest received		124,458	124,458	116,302	116,302
Net Cash Used In Operating Activities	22(b)	**(2,206,536)**	**(1,973,826)**	**(1,695,530)**	**(1,578,111)**
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for plant and equipment		(72,608)	(72,608)	(91,414)	(91,414)
Proceeds from sale of plant and equipment		-	-	1,818	1,818
Proceeds from sale of investments		74,567	74,567	1,256,357	1,256,357
Payments for exploration security deposits		-	-	(1,017)	(1,017)
Payment for Investments		(785)	(785)	-	-
Proceeds from sale of exploration tenements		-	-	525,000	525,000
Payments for intangible assets		(160,568)	(160,568)	-	-
Net Cash Provided By/(Used In) Investing Activities		**(159,394)**	**(159,394)**	**1,690,744**	**1,690,744**
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from shares issued		1,084,957	1,084,957	7,468	7,468
Loan to controlled entity		-	(239,900)	-	(170,529)
Proceeds from options issued		-	-	790,499	790,499
Option issue costs		-	-	(21,124)	(21,124)
Net Cash Provided By Financing Activities		**1,084,957**	**845,057**	**776,843**	**606,314**
Net increase (decrease) in cash held		(1,280,973)	(1,288,163)	771,957	718,947
Cash held at the beginning of the financial year		2,686,322	2,633,312	1,914,265	1,914,265
Cash Held At The End Of The Financial Year	21(a)	**1,405,349**	**1,345,149**	**2,686,322**	**2,633,212**

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1a. Basis Of Presentation

This is a general purpose financial report of the Company that has been drawn up in accordance with applicable accounting standards and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) and the Corporations Act 2001. The financial statements have been prepared on the basis of historical costs.

The carrying amounts of all non-current assets are reviewed at least annually to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower value. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

The accounting policies adopted are consistent with those of the previous year.

1b. Property, Plant And Equipment

Property, plant and equipment is brought to account at cost. Plant and equipment is depreciated on a diminishing value basis so as to write off the net cost of fixed assets over the periods of their expected useful lives. The rates of depreciation are between 10-30% per year (2004: 10-30% per year). Leasehold improvements are depreciated on a diminishing value basis at a rate of between 10% and 20% per year.

1c. Contributed Equity

Ordinary share capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of the ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

1d. Income Tax

Tax effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent that timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an assets unless the benefit is vitally certain of being realised.

1e. Receivables

Receivables are recognised and carried at original invoice amount less a provision for any uncollectable debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. Receivables from related parties are recognised and carried at the nominal amount due.

1f. Principles of consolidation

The consolidated financial statements are those of the consolidated entity, comprising Solbec Pharmaceuticals Limited (the parent company) and all entities that Solbec Pharmaceuticals Limited controlled from time to time during the year and at reporting date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control. Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2005 continued

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

1g. Earnings Per Share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

1h. Investments

Investments in other listed companies are carried at the lower of cost and recoverable amount. Dividends are recognised when declared by the investee.

1i. Trade Payables

Liabilities are recognised for amounts to be paid in the future, for goods and services received, whether or not billed to the company. Trade accounts are normally settled in 60 days.

1j. Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific criteria must also be met before revenue is recognised:

a) Interest received / Investment disposal proceeds
Control or a right to receive consideration for the provision of, or investment in, assets has been attained.

b) Administration fees
Revenue is only recognised to the extent that costs have been incurred.

c) Sale of goods
Control of goods has passed.

d) Rental revenue
Revenue is recognised when the company is entitled to invoice the other entity under an enforceable rental agreement.

1k. Cash And Cash Equivalents

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding bank overdrafts. Interest is charged as an expense as it accrues.

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2005 continued

1l. Research And Development Costs

Research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs. Where research and development costs are deferred such costs are amortised over future periods on a basis related to expected future benefits. Unamortised costs are reviewed at each balance date to determine the amount (if any) that is no longer recoverable and any amount identified is written off.

1m. Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures. As the consolidated entity existed for the first time in the 2004 year, there are no 2003 consolidated comparative figures.

1n. Inventories

The stock of materials has been valued at the lower of cost or net realisable value at balance date.

1o. Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Finance leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership, are classified as finance leases. Finance leases are capitalised, recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are depreciated on a straight line basis over their estimated useful lives where it is likely that the economic entity will obtain ownership of the asset or over the term of the lease. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

1p. Investments in Associates

Investments in associate companies are recognised in the financial statements by applying the equity method of accounting, and are carried at level of the equity accounted amount and recoverable amount in the consolidated financial report.

1q. Intangibles

Patents and Licences are valued in the accounts at cost of acquisition and are amortised over the period in which their benefits are expected to be realised.

1r. Employee Benefits

Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. These benefits include wages and salaries, annual leave, sick leave and long service leave. Employee benefits expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs.

Employee benefit expenses and revenues are recognised against profits on a net basis.

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2005 continued

1s. Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

1t. Government Grants

Government Grants are recognised in the accounts when they are received. Any amount received which is applicable to another accounting period is carried forward as a prepayment.

	Consolidated Entity 2005 $	Parent 2005 $	Consolidated Entity 2004 $	Parent 2004 $
2. REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES				
2a. Revenue From Ordinary Activities				
Operating activities				
Administration fees	-	252,757	-	110,345
Legal Fees refund	89,090	89,090	-	-
Rental revenue	-	-	37,073	37,073
Miscellaneous income	5,105	5,105	-	-
Government grants	68,975	68,975	139,894	139,894
	163,170	415,927	176,967	287,312
Non operating activities				
Proceeds from disposal of investments	34,983	34,983	1,256,355	1,256,355
Proceeds from disposal of mining tenements	-	-	525,000	525,000
Interest received	123,918	123,918	118,767	118,767
Proceeds from disposal of non current asset	-	-	1,818	1,818
	158,901	158,901	1,901,940	1,901,940
Total revenue from operating activities	**322,071**	**574,828**	**2,078,907**	**2,189,252**

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2005 continued

	Consolidated Entity 2005 $	Parent 2005 $	Consolidated Entity 2004 $	Parent 2004 $
2b. Other Expenses From Ordinary Activities				
Provision For Diminution In Value Of Investments	(28,951)	(28,951)	(30,952)	(30,952)
Written Down Value Of Disposed Non Current Assets	52,267	52,267	908,889	908,889
Corporate Administration Costs				
ASX fees	29,215	29,215	22,248	22,248
Other administration expenses	692,829	692,919	25,780	25,780
Salaries and wages	663,247	663,247	466,865	466,865
Share registry expenses	26,851	26,851	47,024	47,024
Rent - Operating lease	53,575	53,575	88,580	88,580
Legal expenses	69,301	69,301	41,456	41,456
Consulting fees	117,894	117,894	84,147	84,147
Total Administration Costs	1,652,912	1,653,002	776,100	776,100
Total Other Expenses From Ordinary Activities	**1,676,228**	**1,676,318**	**1,654,037**	**1,654,037**
2c. Gains/Losses				
Gain/(loss) on disposal of investments	(17,284)	(17,284)	872,466	872,466
Gain/(loss) on disposal of plant and equipment	-	-	1,818	1,818
Total Gain On Disposal On Non Current Assets	**(17,284)**	**(17,284)**	**874,284**	**874,284**
2d. Other disclosure items				
Operating lease rentals - minimum lease payments	53,575	53,575	88,580	88,580
3. INCOME TAX				
No income tax is payable by the company as it incurred a loss for the year for income tax purposes.				
Prima facie tax benefit on operating loss at 30% (2004: 30%)	(808,932)	(805,102)	(204,541)	(222,354)
Tax Effect Of Permanent Differences at 30% (2004: 30%)				
Tax refund for Research & Development	-	-	(344,344)	(344,344)
Future income tax benefit not brought to account	808,932	805,102	204,541	222,354
Income Tax Expense/(Benefit) Attributable To Loss From Ordinary Activities	**-**	**-**	**(344,344)**	**(344,344)**

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2005 continued

The company has estimated unconfirmed losses for income tax and capital gains tax purposes unrecouped at balance date of approximately $12,763,694 (2004 : $10,594,918) (subject to confirmation by the Commissioner of Taxation). The aggregate future income tax benefit of $3,829,108 (2004 : $3,178,475) has not been carried forward as an asset in the statement of financial position as realisation of the benefit is not regarded as virtually certain and will only be obtained if:

(a) the company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the tax losses to be realised;

(b) the company continues to comply with the conditions for deductibility imposed by the law; and

© no changes in tax legislation adversely affect the company in realising the benefit from the tax losses. The group has not formed a tax consolidation group as at 30th June 2005.

	Consolidated Entity 2005 $	Parent 2005 $	Consolidated Entity 2004 $	Parent 2004 $
4. CURRENT ASSETS - RECEIVABLES				
Receivables - trade	39,552	39,552	2,531	2,531
Receivables - sundry	98,303	87,787	223,478	217,110
Accrued interest receivables	4,618	4,618	5,158	5,158
	142,473	**131,957**	**231,167**	**224,799**
5. CURRENT ASSETS - OTHER ASSETS				
Prepayments	39,128	39,128	27,903	27,903
	39,128	**39,128**	**27,903**	**27,903**
6. CURRENT ASSETS - INVENTORIES				
Materials on Hand at the lower of cost and Net realisable value	100,000	100,000	-	-
	100,000	**100,000**	**-**	**-**
7. NON CURRENT ASSETS - RECEIVABLES				
Loan to controlled entity	-	410,429	-	170,529
Less provision for doubtful debts	-	(410,429)	-	(170,529)
	-	-	-	-

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2005 continued

	Consolidated Entity 2005 $	Parent 2005 $	Consolidated Entity 2004 $	Parent 2004 $
8. NON-CURRENT ASSETS - PROPERTY, PLANT AND EQUIPMENT				
Plant And Equipment				
Plant and equipment at cost	300,987	300,987	241,675	241,675
Less accumulated depreciation	(87,754)	(87,754)	(62,746)	(62,746)
	213,233	**213,233**	**178,929**	**178,929**
Land and improvements at cost	257,991	257,991	254,654	254,654
	257,991	**257,991**	**254,654**	**254,654**
Leased improvements at cost	58,030	58,030	49,776	49,776
Less accumulated depreciation	(8,042)	(8,042)	(3,773)	(3,773)
	49,988	**49,988**	**46,003**	**46,003**
	521,212	**521,212**	**479,586**	**479,586**
Reconciliations				
Plant and equipment				
Carrying amount at the beginning of the year	178,929	178,929	170,592	170,592
Additions	61,017	61,017	54,147	54,147
Transfer to leased improvements	-	-	(14,212)	(14,212)
Disposals			-	-
Depreciation	(26,713)	(26,713)	(31,598)	(31,598)
Carrying Amount At End Of Year	**213,233**	**213,233**	**178,929**	**178,929**
Land and improvements				
Carrying amount at the beginning of the year	254,654	254,654	254,654	254,654
Additions	3,337	3,337	-	-
Carrying Amount At End Of Year	**257,991**	**257,991**	**254,654**	**254,654**
Leasehold improvements				
Carrying amount at the beginning of the year	46,003	46,003	-	-
Transfer from plant and equipment	-	-	14,212	14,212
Additions	8,254	8,254	35,564	35,564
Depreciation	(4,269)	(4,269)	(3,773)	(3,773)
Carrying Amount At End Of Year	**49,988**	**49,988**	**46,003**	**46,003**

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2005 contd.

	Consolidated Entity 2005	Parent 2005	Consolidated Entity 2004	Parent 2004
	$	$	$	$
9. FINANCIAL ASSETS (NON CURRENT)				
Shares Listed On Prescribed Stock Exchange (a)				
Cost	36,175	36,175	71,236	71,236
Provision for diminution on cost of shares	-	-	(12,529)	(12,529)
	36,175	36,175	58,707	58,707
Shares in unlisted controlled entities (b)	-	1	-	1
Security deposits	-	-	39,584	39,584
Carrying amount at end of year	**36,175**	**36,176**	**98,291**	**98,292**
9a. At 30 June The Market Value Of Investments represented by quoted market values were	38,253	38,253	58,707	58,707

9b. SUBSIDIARY COMPANIES

Interests held by the company in controlled entities:

Company Name and Place of Incorporation	Principal Activities	Ownership Interest 2005 %	Ownership Interest 2004 %	Carrying Amount of Investment 2005 $	Carrying Amount of Investment 2004 $
Solbec (No 1) Pty Ltd (incorporated in Australia)	Pharmaceuticals Research	100	100	1	1

	Consolidated Entity 2005	Parent 2005	Consolidated Entity 2004	Parent 2004
	$	$	$	$
10. PAYABLES (CURRENT)				
Trade creditors and accruals	547,117	523,012	122,498	122,498
	547,117	**523,012**	**122,498**	**122,498**
11. PROVISIONS				
Employee benefits	58,901	58,901	36,154	36,154
	58,901	**58,901**	**36,154**	**36,154**

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2005 continued

At 30th June year end	Consolidated Entity 2005 $	Parent 2005 $	Consolidated Entity 2004 $	Parent 2004 $
12. INTANGIBLE ASSETS				
Curacel license				
Carrying amount at beginning of year	16,760	16.760	26,518	26,518
Less amortisation	(4,201)	(4,201)	(9,758)	(9,758)
	12,559	12,559	16,760	16,760
Glycoalkaloid patent				
Carrying amount at beginning of year	22,276	22,276	32,037	32,037
Additions	160,568	160,568	-	-
Less amortisation	(41,553)	(41,553)	(9,761)	(9,761)
	141,291	141,291	22,276	22,276
Carrying amount at end of year	**153,850**	**153,850**	**39,036**	**39,036**
Reconciliation				
Carrying amount at the beginning of the year	39,036	39,036	58,555	58,555
Additions	160,568	160,568	-	-
Amortisation	(45,754)	(45,754)	(19,519)	(19,519)
Carrying Amount At End of the Year	**153,850**	**153,850**	**39,036**	**39,036**
13. CONTRIBUTED EQUITY				
a. Issued and Paid Up Capital				
(2005 : 168,372,334) (2004 : 159,332,025) ordinary fully paid shares	17,138,366	17,138,366	16,053,409	16,053,409
	17,138,366	**17,138,366**	**16,053,409**	**16,053,409**

	2005		2004	
	Number of shares	$	Number of shares	$
b. Movement in shares				
Beginning of the financial year	159,332,025	16,053,409	159,269,750	16,045,940
Issued during the year				
9,038,809 options exercised at 12 cents	9,038,809	1,084,657	62,245	7,469
1500 options exercised at 20 cents	1,500	300	-	-
End of the financial year	168,372,334	17,138,366	159,332,025	16,053,409

13. CONTRIBUTED EQUITY contd.

	Consolidated Entity 2005 $	Parent 2005 $	Consolidated Entity 2004 $	Parent 2004 $
13c. Terms And Condition Of Contributed Equity				
Ordinary Shares				
Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.				
13d. Options				
During the year, the company issued 4,000,000 options made up of 4,000,000 director options to take up one ordinary share in Solbec Pharmaceuticals Ltd at an issue price of 22 cents. The options expire on 25th November 2007.				
Movement in Options				
Balance at beginning of year	167,705,140	167,705,140	3,000,000	3,000,000
Granted to the Directors at the General Meeting of Shareholders in June 2004.	-	-	7,000,000	7,000,000
Granted to the Directors at the General Meeting of Shareholders on 25th November 2004.	4,000,000	4,000,000	-	-
Expired 31st December 2004	(3,000,000)	(3,000,000)	-	-
Issued in September 2003	-	-	157,767,385	157,767,385
Exercised during the year	(9,040,309)	(9,040,309)	(62,245)	(62,245)
Balance At End Of Year	**159,664,831**	**159,664,831**	**167,705,140**	**167,705,140**
14. RESERVES AND ACCUMULATED LOSSES				
Option premium reserve (Note 14(a))	769.375	769.375	769,375	769,375
Lapsed option premium reserve	1,724,324	1,724,324	1,724,324	1,724,324
	2,493,699	2,493,699	2,493,699	2,493,699
Accumulated losses (Note 14(b))	(17,839,895)	(17,886,506)	(15,143,455)	(15,202,833)
Total Reserve And Accumulated Losses	**(15,346,196)**	**(15,392,807)**	**(12,649,756)**	**(12,709,134)**
The lapsed option premium reserve consists of a premium on options issued in the past and which lapsed.				
14a. Option Premium Reserve				
Balance at beginning of the financial year	769,375	769,375	-	-
Issue of options	-	-	769,375	769,375
Balance At End Of The Financial Year	**769,375**	**769,375**	**769,375**	**769,375**
14b. Accumulated Losses				
Balance at beginning of the year	(15,143,455)	(15,202,833)	(14,805,997)	(14,805,997)
Net loss	(2,696,440)	(2,683,673)	(337,458)	(396,836)
Balance At End Of Year	**(17,839,895)**	**(17,886,506)**	**(15,143,455)**	**(15,202,833)**

15. SEGMENT INFORMATION

The consolidated entity's operating segments are organised and managed separately according to the nature of the activity.

The mineral exploration segment represents the consolidated entity's former involvement in that industry. This ceased when all of the assets pertaining to that industry were sold during the year ending 30th June 2004..

The pharmaceutical research segment is the company's main focus and this involves research into chemicals which may provide treatments for various cancers.

The other segment incudes revenues and expenses associated with investments and the administration of the company.

	Consolidated Entity 2005 $	Parent 2005 $	Consolidated Entity 2004 $	Parent 2004 $
Primary Segment - Business Segment The business segments of the company during the year were pharmaceutical research.				
Mineral Exploration				
Operating Revenue				
Other Revenue	-	-	525,000	525,000
Total Segment Revenue	**-**	**-**	**525,000**	**525,000**
Segment Result	-	-	-	-
Segment Assets	-	-	-	-
Segment Liabilities	-	-	-	-
Total amount recognised during the year for the acquisition of segment assets that are expected to be used during more than one year	-	-	-	-
Total amount of expenses included in segment result for depreciation and amortisation of segment assets	-	-	-	-
Non-cash expenses included in segment expenses, other than depreciation and amortisation	-	-	-	-
Pharmaceutical Research				
Operating Revenue				
Other Revenue	68,975	68,975	139,894	139,894
Total Segment Revenue	**68,975**	**68,975**	**139,894**	**139,894**
Segment Result	(1,252,548)	(1,252,548)	(694,588)	(789,260)
Segment Assets	675,062	675,062	518,622	348,093
Segment Liabilities	606,018	581,913	158,652	158,652
Total amount recognised during the year for the acquisition of segment assets that are expected to be used during more than one year	72,608	72,608	-	-
Total amount of expenses included in segment result for depreciation and amortisation of segment assets	76,736	76,736	55,836	55,836
Non-cash expenses included in segment expenses, other than depreciation and amortisation	-	239,900	-	-

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2005 continued

	Consolidated Entity 2005 $	Parent 2005 $	Consolidated Entity 2004 $	Parent 2004 $
Unallocated (Corporate)				
Revenue				
Interest	123,918	123,918	118,767	118,767
Other Revenue	129,178	381,935	1,295,246	1,405,591
Total Segment Revenue	**253,096**	**505,853**	**1,414,013**	**1,524,358**
Segment Result	(1,443,892)	(1,431,125)	357,130	392,424
Segment Assets	1,723,126	1,652,410	3,043,683	3,154,834
Segment Liabilities	-	-	-	-
Total amount recognised during the year for the acquisition of segment assets that are expected to be used during more than one year	-	-	-	-
Total amount of expenses included in segment result for depreciation and amortisation of segment assets	-	-	-	-
Non-cash expenses included in segment expenses, other than depreciation and amortisation	-	-	(30,952)	(30,952)
Consolidated				
Operating Revenue				
Interest	123,918	123,918	118,767	118,767
Other Revenue	198,153	450,910	1,960,140	2,070,485
Total Segment Revenue	**322,071**	**574,828**	**2,078,907**	**2,189,252**
Segment Result	(2,696,440)	(2,683,673)	(337,458)	(396,836)
Segment Assets	2,398,188	2,327,472	3,562,305	3,502,927
Segment Liabilities	606,018	581,913	158,652	158,652
Total amount recognised during the year for the acquisition of segment assets that are expected to be used during more than one year	72,608	72,608	-	-
Total amount of expenses included in segment result for depreciation and amortisation of segment assets	76,736	76,736	55,836	55,836
Non-cash expenses included in segment expenses, other than depreciation and amortisation	-	239,900	(30,952)	(30,952)
The basis of inter-segment sales and transfers is current market price.				

Secondary Segment - Geographical Segment
The Company operated for the entire financial year within the one geographical segment being Australia.

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2005 continued

	Consolidated Entity 2005 $	Parent 2005 $	Consolidated Entity 2004 $	Parent 2004 $
16. EXPENDITURE COMMITMENTS				
16a. Lease expenditure commitments (non cancellable)				
The company entered into an operating lease contract for the premises it occupies at Unit 1, 298 Selby Street, Osborne Park on 1st June 2005. The lease is for 24 months.				
Commitments payable				
Not later than 1 year	56,000	56,000	37,472	37,472
Later than 1 year but not later than 5 years	51,333	51,333	-	-
Aggregated lease expenditure contracted for at reporting date	**107,333**	**107,333**	**37,472**	**37,472**
16b. Capital Expenditure Commitments				
There were no capital expenditure commitments contracted for at balance date.				
17. REMUNERATION OF AUDITOR				
Amounts received, or due and receivable by the auditor for:				
Audit or review of the financial statements	15,629	15,629	20,643	20,643
Other			-	-
	15,629	**15,629**	**20,643**	**20,643**
18. EMPLOYEE BENEFITS AND SUPERANNUTION COMMITMENTS				
Employee benefits				
The aggregate employee benefit liability is comprised of:				
Accrued wages, salaries and on-costs	10,463	10,463	6,327	6,327
Provisions (current)	58,901	58,901	36,154	36,154
	69,364	**69,364**	**42,481**	**42,481**

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2005 continued

SOLBEC PHARMACEUTICALS LT

19. DIRECTORS INTERESTS IN THE SHARES AND OPTIONS OF THE COMPANY

As at the date of this report the interests of the directors in the shares and options of the company were:-

Director Ordinary Shares	Ordinary Shares		Options Over	
	Direct Interest	Indirect Interest	Direct Interest	Indirect Interest
Anthony Kiernan	1,125,000	-	2,500,000	1,000,000
Michael Grant	1,464,339	-	4,882,169	-
Stephen J Carter	-	1,202,058	3,200,000	1,186,686
John Papadimitriou	-	-	2,000,000	-
David Hung	-	-	2,000,000	-

19a. Other Transactions with Specified Directors

(a) A J Kiernan, a director of the company was paid $31,944 (2004 : $23,514) for legal consulting work at commercial rates.

(b) M Grant a director of the company was paid $12,925 (2004 - nil) for consulting work at commercial rates.

20. RELATED PARTY TRANSACTIONS

Ultimate Parent

Solbec Pharmaceuticals Ltd is the ultimate parent company.

Other related party transactions

i. The company funded the activities of the wholly owned subsidiary Solbec (No 1) Pty Ltd. At balance date the amount loaned to the subsidiary amounted to $410,429. This loan is interest free and has no specified repayment date.

	Consolidated Entity 2005 $	Parent 2005 $	Consolidated Entity 2004 $	Parent 2004 $
21. NOTES TO THE STATEMENT OF CASH FLOWS				
21a. Reconciliation Of Cash				
Cash as at the end of the financial year as shown in the Statement of Cash Flows is reconciled to the related items in the balance sheet as follows:				
Cash at bank	97,259	37,059	151,114	98,104
Cash on hand	200	200	100	100
Term deposits	1,307,890	1,307,890	2,535,108	2,535,108
TOTAL CASH	**1,405,349**	**1,345.149**	**2,686,322**	**2,633,312**
21b. Reconciliation Of Net Loss After Income Tax To Net Cash Used In Operating Activities				
Operating loss after income tax	(2,696,440)	(2,683,673)	(337,458)	(396,836)
Gain on disposal of non-current assets	-	-	(1,818)	(1,818)
(Gain)/loss on disposal of investments	17,284	17,284	(872,466)	(872,466)
Provision for diminution in value of non current assets	(28,951)	(28,951)	(30,952)	(30,952)
Provision for doubtful debts	-	239,900	-	170,529
Depreciation	30,982	30,982	35,371	35,371
Amortisation	45,754	45,754	19,519	19,519
Movement in Assets and Liabilities				
Receivables	88,154	92,302	(170,094)	(163,726)
Accrued interest	540	540	(2,465)	(2,465)
Prepayments	(11,225)	(11,225)	15,545	15,545
Unearned income	-	-	(35,525)	(35,525)
Inventory	(100,000)	(100,000)	-	-
Trade creditors and accruals	424,619	400,514	(335,725)	(335,725)
Provisions	22,747	22,747	20,438	20,438

21c. Non-Cash Investing And Financing Activities - Nil

At balance date, the following financing facilities had been negotiated and were available:

Total Facilities

Bank overdraft - Nil

Bank loans - Nil

22. FINANCIAL INSTRUMENTS

The company's accounting policies, including the terms and conditions of each class of financial liability and equity instrument, both recognized and unrecognised at the balance date, are as follows.

Short Term Deposits

Short term deposits are stated at nominal values. Interest is recognised in the statement of financial performance when earned.

Listed Shares

Listed shares are carried at the lower of cost or recoverable amount. Dividend income is recognised when the dividends are declared by the investee.

Trade Payables And Accruals

Liabilities are recognized for amounts to be paid in the future for goods and services received, whether or not billed to the Company. Trade liabilities are normally settled on 60 day terms.

Trade Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectable debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

22a. Interest Rate Risk

The company's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market, interest rates and the effective weighted average interest rates on this financial assets, is as follows:

2005	Weighted Average Effective Interest	Floating Interest	Non-Interest Bearing	Total
	%	$	$	$
Financial Assets				
Interest bearing deposits	5.2	1,307,890	-	1,307,890
Trade receivables			39,552	39,552
Other receivables			98,303	98,303
Cash at bank			97,459	97,459
Prepayments			39,128	39,128
Investments			36,175	36,175
Total Financial Assets		1,307,890	310,617	1,618,507
Financial Liabilities				
Trade payables			547,117	547,117
Provisions			58,901	58,901
Total Financial Liabilities			606,018	606,018
Net Financial Assets		**1,307,890**	**(295,401)**	**1,012,489**

2004	Weighted Average Effective Interest	Floating Interest	Non-Interest Bearing	Total
	%	$	$	$
Financial Assets				
Interest bearing deposits	4.8	2,535,108	-	2,535,108
Trade receivables		-	231,167	231,167
Cash at bank	1.5	151,214	-	151,214
Security deposits		-	39,584	39,584
Investments		-	58,667	58,667
Total Financial Assets		2,686,322	329,418	3,015,740
Financial Liabilities				
Trade payables		-	(122,498)	(122,498)
Total Financial Liabilities		-	(122,498)	(122,498)
Net Financial Assets		**2,686,322**	**206,920**	**2,893,242**

22b. Credit Risk

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date, to recognised financial assets is the carrying amount, net of any provisions for doubtful debts, as disclosed in the statement of financial position and notes to the financial statements.

The economic entity does not have any material risk exposure to any single debtor or group of debtors, under financial instruments entered into by it.

22c. Net fair values

Methods and assumptions used in determining net fair value.

For assets and other liabilities, the net fair value approximates their carrying value. No financial assets and financial liabilities are readily traded on organised markets in standardised form, other than listed investments. The fair value of listed investments is determined by reference to the share price at the balance date. The economic entity has no financial assets where carrying amount exceeds net fair values at balance date.

The aggregate net fair values and carrying amounts of financial assets and financial liabilities are disclosed in the balance sheet and in the notes to and forming part of the financial statements.

23. EARNINGS PER SHARE	**Consolidated Entity 2005**	**Consolidated Entity 2004**
Basic earnings per share - loss per share	(1.6) cents	(0.2) cents
Diluted earnings per share - loss per share	(1.6) cents	(0.2) cents
Weighted average number of ordinary shares outstanding during the year in calculation of basic earnings per share	168,372,334	159,332,025
Weighted average number of ordinary shares outstanding during the year in calculation of diluted earnings per share	168,372,334	159,332,025
Loss used in calculating basic and diluted EPS	2,696,440	337,458

24. SUBSEQUENT EVENTS

No matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the company, the results of those operations, or the state of affairs of the company in future financial years.

26. IMPACT OF ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Impact of Adopting AASB Australian Equivalents to IFRS

The Company is in the process of transitioning its accounting policies and financial reporting from current Australian Accounting Standards (AGAAP) to Australian equivalents of International Financial Reporting Standards (AIFRS) which will be applicable for the financial year ended 30 June 2006. Priority has been given to the preparation of an opening balance sheet in accordance with AIFRS at 1 July 2004 being the company's transition date to AIFRS. This will form the basis of accounting for AIFRS in the future, and is required when the Company prepares its first fully AIFRS compliant financial report for the year ended 30 June 2006.

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS and the Company's best estimate of the known or reliably estimated impact of the changes on total equity as at the date of transition and 30 June 2005.

The figures disclosed are management's best estimates of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of the transition to AIFRS may differ from the estimates disclosed due to (a) ongoing work being undertaken by the Company, (b) potential amendments to AIFRS's and Interpretations thereof being issued by the standard-setters and IFRIC, and (c) emerging and accepted practice in the interpretation and application of AIFRS and UIG Interpretations.

i) Research and Development Expenditure

Under AASB 138: Intangible Assets, costs associated with the research phase of the development of an asset must be expensed. This will result in a change in the current accounting policy, which capitalises research costs to the statement of financial position where it is expected beyond any reasonable doubt that sufficient future benefits will be derived so as to recover these deferred costs.

On Transition on 1 July 2004

Research expenditure previously capitalised will be derecognised and an adjustment of $39,036 will be made through retained earnings of the parent and consolidated entity at 1 July 2004.

For the year ended 30 June 2005

The net loss will be increased by $102,255 for the parent and consolidated entity, which represents a write-off of the capitalised research costs capitalised under AGAAP during that period, and a reversal of the related amortisation expense.

ii) Share-Based Payments

Under AASB 2: Share-based Payments, the company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. AASB 2 is not limited to options and also extends to other forms of equity-based remuneration. It applies to all share-based payments issued after 7 November 2002 which have not vested as at 1 January 2005.

On Transition 1 July 2004

No impact on transition since all of the Company's options were issued before 7 November 2002 and no options had been vested as at 1 January 2005.

For the year ended 30 June 2005

Employee benefits expense and contributed equity will increase by $12,800 in the parent and consolidated entity representing the value of the options issued during the financial year.

iii) **Financial Assets**

Under AASB 139: Financial Instruments: Recognition and Measurement, financial assets are required to be classified into four categories, which determines the accounting treatment of the item. The categories and various treatments are:

- held to maturity, measured at amortised cost;
- held for trading, measured at fair value with unrealised gains or losses charged to the profit and loss;
- loans and receivables, measured at amortised cost; and
- available for sale instruments, measured at fair value with unrealised gains or losses taken to equity.

The company's financial assets comprise available for sale financial instruments. Under AASB 139, the measurement of available for sale instruments at fair value differs to current accounting policy which measures non-current investments at cost with an annual review by directors to ensure the carrying amounts are not in excess of the recoverable value of the instrument. The impact of the change is likely to increase the value of non-current other financial assets in relation to available for sale instruments.

AASB 1 provides an election whereby the requirements of AASB 139 dealing with financial instruments are not required to be applied to the first AIFRS comparative year, and the first time adoption of this standard will apply from 1 July 2005. The company has decided that it will adopt this election and will not restate comparative information for the 30 June 2005 financial year.

iv) **Impairment of Assets**

Under AASB 136: Impairment of Assets, the recoverable amount of an asset is determined as the higher of fair value less costs to sell, and value in use. In determining value in use, projected future cash flows are discounted using a risk adjusted pre-tax discount rate and impairment is assessed for the individual asset or at the 'cash generating unit' level. A 'cash generating unit' is determined as the smallest group of assets that generates cash flows that are largely independent of the cash inflows from other assets or groups of assets. The current policy is to determine the recoverable amount of an asset on the basis of undiscounted net cash flows that will be received from the asset's use and subsequent disposal. It is likely that this change in accounting policy will lead to impairments being recognised more often.

After assessing the major changes relating to relating to the transition of AIFRS, the Company is now in the process of assessing the differences, however, it is not expected that there will be any material impact as a result of adoption of this standard.

v) **Accounting for Government Grants**

Under AASB 120: Accounting for Government Grants and Disclosure of Government Assistance, revenue from government grants is recognized as income on a systematic basis over the periods necessary to match them with the costs which they are intended to compensate, but only when.

Since AASB 120 will result in a consistent accounting treatment with current Australian Accounting Standards, on transition, there is no expected financial impact on the parent or consolidated entity.

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2005 continued

vi) **Income Tax**

Currently, the consolidated entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the accounting profit adjusted for any permanent differences. Timing differences are currently brought to account as either a provision for deferred income tax or future income tax benefit. Under AASB 112: Income Taxes, the entity will be required to adopt a balance sheet approach under which deferred tax balances are recognised when there is a difference between the carrying value of the asset or liability and its tax base.

AASB 112 requires deferred tax assets (including carry forward tax losses) to be recognised when it is "probable" that the benefit can be realised. Under the old 1020, carry forward tax losses can only be recognised when tier recovery is considered to be virtually certain.

After assessing the major changes relating to the transition of AIFRS, the Company is now in the process of quantifying these differences, however, it is not expected that there will be any material impact as a result of adoption of this standard.